Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-3 No. 333-277992) and related Prospectus of Porch Group, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, rights, purchase contracts, and units and to the incorporation by reference therein of our report dated March 16, 2023, with respect to the consolidated financial statements and financial statement schedule of Porch Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington
May 8, 2024